[Goodwin Procter LLP Letterhead]

April 25, 2006

Via EDGAR and Federal Express

Ms. Mara L. Ransom

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0305

Re:	Arbinet-thexchange, Inc.
PRE 14A
Filed on April 4, 2006
File No. 0-51063

Dear Ms. Ransom:

This letter is submitted on behalf of Arbinet-thexchange, Inc. (the “Issuer,” the “Company” or “Arbinet”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to the Issuer dated April 13, 2006 (the “Comment Letter”), with respect to the Issuer’s Preliminary Proxy Statement on Schedule 14A, File Number 0-51063, which was filed with the Commission on April 4, 2006, and the joint Form 8-K Soliciting Material pursuant to Rule 14a-12, which was filed with the Commission on April 4, 2006 (the “Rule 14a-12 Filing”).

On April 20, 2006, Arbinet filed via EDGAR its revised Preliminary Proxy Statement on Schedule 14A, which included changes that principally reflected responses to the Staff’s comments as well as a separate letter that responded to the comments in the Comment Letter. Based on conversations I had with you last week, this letter further supplements and responds to comment 7 of the Comment Letter regarding Arbinet’s support that the Board of Directors of Arbinet (the “Board”) believes that stockholders’ interests are best served by the election of the Board’s director nominees because of, inter alia, “the dissident’s past record at Arbinet.” In particular, this letter provides additional supplemental support regarding Robert A. Marmon.

Set forth below is the Issuer’s additional response to comment 7 from the Comment Letter. For reference purposes, the text of comment 7 has been reproduced below and the Issuer’s response follows it.

Ms. Mara L. Ransom

Securities and Exchange Commission

April 25, 2006

Soliciting Material pursuant to Rule 14a-12 filed April 4, 2006

Comment 7:

Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure by submitting a Schedule 14A that has been annotated with support for each of the assertion made. For example, you indicate here that the Arbinet Board believes that stockholders’ interests are best served by the election of the Board’s director nominees because of, inter alia, “the dissident’s past record at Arbinet.” Please revise to remove this statement or characterize it as your belief and provide proper support.

Response 7:

Arbinet hereby provides the following additional supplemental support for the statement in Arbinet’s April 4, 2006 press release (the “Press Release”) that one factor considered by the Board in reaching its decision that stockholders’ interests are best served by election of the Board’s director nominees was “the dissidents’ past record at Arbinet” in relation to Mr. Marmon:

First, in the Preliminary Proxy Statement on Schedule 14A, File Number 0-51063, filed by Alex Mashinsky, Mr. Marmon, Governing Dynamics, LLC and Thai Lee with the Commission on April 18, 2006 (the “Mashinsky Proxy Statement”), Mr. Marmon states that “[h]e joined [Arbinet] in 1996 and during most of 1997, Mr. Marmon served as President and Chief Operating Officer.” See page 5 of the Mashinsky Proxy Statement. The relevant excerpts from the Mashinsky Proxy Statement are attached hereto as Exhibit A. In addition, Mr. Marmon also includes a similar statement on his resume posted on his website at www.rpfinc.com. A copy of Mr. Marmon’s resume from his website at www.rpfinc.com is attached hereto as Exhibit B. Although the Company agrees that Mr. Marmon was considered for the role of President, its records do not reflect that Mr. Marmon ever held the title of President or Chief Operating Officer or that he was ever an officer of Arbinet or any predecessor entity. The only relationship that Mr. Marmon had with Arbinet was in the capacities as a member of the Board and as a consultant, which consultant relationship was terminated by Mr. Mashinsky. The Board believes that these repeated misrepresentations by Mr. Marmon of his positions with the Company are highly supportive of the statement set forth in the Press Release.

Second, based on their past experience and interactions with Mr. Marmon, including during his time as director and a consultant for Arbinet, the Company does not have a favorable view of Mr. Marmon’s skills, personal style and management style. The Board does not believe, based on these past experiences, that Mr. Marmon’s skills and personal and management style will best serve the interests of the Company and its stockholders.

Third, at and since the time of Mr. Marmon’s past relationships with the Company as director and consultant, as well as during the negotiations concerning his potential appointment as President of the Company (which appointment never occurred), Mr. Marmon’s focus has seemed to be on his own compensation and personal gain rather than the furtherance of Arbinet’s

Ms. Mara L. Ransom

Securities and Exchange Commission

April 25, 2006

stockholders’ interests. In a letter dated May 12, 1997 from Mr. Marmon to Mr. Mashinsky regarding discussions between the two in connection with his potential appointment as President (the “Marmon Letter”), Mr. Marmon states, when discussing when he would likely utilize a mutual ten-day termination provision that he wanted included in his employment agreement, “[i]n my case this would most likely occur after an IPO if I were asked to take on operating responsibilities in a public company for a compensation package I found unacceptable.” Mr. Marmon goes on to state “[b]ut it can also occur if I believe that the workload and time requirement exceeds what a fat, 53-year-old grumpy man can tolerate. I value greatly my private time. If the job impinges in a way I find unacceptable you will know. It will be VERY expensive to get even a little of it.” (Emphasis in original.) A copy of the Marmon Letter is attached hereto as Exhibit C. The Board believes that the foregoing raise issues concerning Mr. Marmon’s ability to exercise his fiduciary obligations as a director, and support the statement set forth in the Press Release.

Finally, Mr. Marmon has been involved in numerous actual or threatened litigation involving the Company, which the Board believes was frivolous and self-serving. As we have previously discussed, we do not think that it is necessary at this time to summarize each of these matters, however, we would like to note the following: As Arbinet prepared to go public in 2000, Mr. Marmon and other of his colleagues made claims that they were entitled to a non-dilutable one percent (1%) interest in the Company based on agreements made with Mr. Mashinsky several years earlier. Arbinet entered into an Agreement and Mutual Release with Mr. Marmon, David H. Katz, Daniel Schwartz, James Lavin and RPF, Inc. (the “Marmon Settlement Agreement”) whereby Mr. Marmon and the additional parties thereto released Arbinet and its directors and officers from all liability for acts or omissions arising prior to December 14, 1999 in exchange for shares of Arbinet common stock. After entering the Marmon Settlement Agreement, the Company determined, for business reasons, not to pursue a public offering in 2000. As the Company prepared to go public in 2004, Mr. Marmon alleged additional claims against Arbinet. In July 2004, Mr. Marmon’s lawyers claimed that the Marmon Settlement Agreement was purportedly procured by fraud and duress, and that Mr. Marmon and his colleagues were each entitled to a one percent (1%) non-dilutable interest in the Company, despite having released all such claims in the Marmon Settlement Agreement. In November 2004, in order to ensure that the Company would be able to complete its public offering in December 2004, the Company settled these claims by issuing 156,250 shares to Mr. Marmon and his colleagues. The Board believes that the foregoing is indicative of a pattern of behavior by Mr. Marmon where he constantly put his own interests above that of the interests of the Arbinet stockholders. The Board believes that the foregoing raise issues concerning Mr. Marmon’s ability to exercise his fiduciary obligations as a director, and support the statement set forth in the Press Release.

The Issuer is not aware of any other statements or assertions of opinion or belief made in the 14a-12 Filing that are not clearly delineated as such or that require additional support.

*         *         *         *         *

Ms. Mara L. Ransom

Securities and Exchange Commission

April 25, 2006

If you have any inquiries or wish to have a discussion regarding the Issuer’s proxy disclosure, please contact the undersigned at (617) 570-1633.

Very truly yours,

/s/    Joseph L. Johnson III

Joseph L. Johnson III

Enclosures

cc:	J. Curt Hockemeier

John J. Roberts

Chi K. Eng

            Arbinet-thexchange, Inc.

Exhibit A

Excerpts from the

Preliminary Proxy Statement on Schedule 14A, File Number 0-51063

filed by

Alex Mashinsky, Robert A. Marmon, Governing Dynamics, LLC and Thai Lee

with the Securities and Exchange Commission

on April 18, 2006 (the “Mashinsky Proxy Statement”)

Excerpt from page 3 of the Mashinsky Proxy Statement:

As of the date of this Proxy Statement, each of Mr. Mashinsky and Mr. Marmon is the beneficial owner of 1,497,091 shares of common stock (or approximately 5.9% of the outstanding common stock) and 90,510 shares of common stock (or approximately 0.4% of the outstanding common stock), respectively. Mr. Mashinsky, the founder and former Chief Executive Officer and director of the Company, is an inventor, entrepreneur and private investor. He conducts his business from 510 Berkley Square, Memphis Tennessee. Mr. Marmon is a “turnaround” specialist and management consultant, working out of 339 North Latch’s Lane, Merion Station, Pennsylvania. He is also an experienced public company chief financial officer, and the former President of the Company.

Excerpt from page 5 of the Mashinsky Proxy Statement:

NOMINEES FOR DIRECTOR

GENERAL

The by-laws of the Company provide that the exact number of directors shall be fixed by resolution of the Board. According to public information, the Board currently consists of seven members and is divided into three classes having three-year terms that expire in successive years. The term of office of the two directors in Class II expires at the Annual Meeting. We have nominated Alex Mashinsky and Robert A. Marmon to serve as Class II directors for a term of three years and until their successors are duly elected and qualified. Mr. Mashinsky and Mr. Marmon have consented to be named in this Proxy Statement and to serve as directors if elected.

THE MASHINSKY NOMINEES

The information below concerning age and principal occupation has been furnished by Alex Mashinsky and Robert A. Marmon.

Name	Age	Principal Occupation
Alex Mashinsky	40	Inventor and Private Investor. Since June 2000, Mr. Mashinsky has been the Managing Partner of VenturiFX, an early stage venture capital firm. Mr. Mashinsky founded several companies including Qlimo in 2002, Qwireless in 2001, Elematics in 2000, and the Company in 1996. He served as the Chief Executive Officer of the Company until January 2000 and as a director until June 2004. Since 2004, Mr. Mashinsky has been Chairman of Town Car Limousine, where he has undertaken to consolidate the world wide ground transportation industry and link it to the web for real time delivery. Mr. Mashinsky has authored over 50 patents and, combining his abilities as a business strategist and technological innovator, continues to innovate in the field of web commerce and communications. Mr. Mashinsky has received numerous awards for innovation including the 2000 Albert Einstein Technology medal and the Technology Foresight Award for Innovation (presented in Geneva at Telecom 99).

Robert A. Marmon	62	Turnaround Specialist and Management Consultant. Mr. Marmon has been self employed since 1988 as a management consultant with specific expertise in corporate “turnaround” through his own company, RPF, Inc. (www.rpfinc.com). Before forming RPF, Inc. he worked for the Victor H. Palmieri Company for fourteen years, involved in high visibility turnaround projects. He is a McKinsey & Company alumnus. He currently serves as Chairman and Chief Executive Officer of NetSilica Inc., a small Internet security company, and has served in these capacities and as a director at various times since July 2001. He joined the Company in 1996 and during most of 1997, Mr. Marmon served as President and Chief Operating Officer. He remained a director of the Company until early 1998 when he left to start up Switch and Data Facilities Company. He has served as chief financial officer and chief operating officer of both private and public companies.

Exhibit B

Resume of Robert A. Marmon, as posted on www.rpfinc.com

Robert A. Marmon

339 N. Latches Lane

Merion Station, PA 19066

Telephone: (610) 664-8072

Fax: (610) 667-6451

Rmarmon@RPFInc.com

Website: RPFInc.com

R P F, Inc.: April 1988—Present

Management consultant specializing in situations requiring immediate interim top level management CEO/COO/CFO. Turnaround specialist. Continuation of previous career. Recent assignment (9/94—2/96): Interim CFO of three public (NASDAQ) companies: Dart Group Corporation (DARTA), Trak Auto (TRKA) and Crown Books (CRWN). Treasurer of DARTA, TRKA, CRWN same period. Unofficial COO of DARTA from 1/95 through 2/96. Reported to outside directors during most litigious period in Companies’ history. Actively involved with Board of Directors in all aspects of negotiations with various Haft family members. Played key roll in final settlement with Ronald Haft. Original seven month agreement extended to seventeen months.

1996 – 1998: President of Arbinet (now “Arbinet theexchange”). Assisted founder in stabilizing and growing the Company at its earliest stage. Organization, planning, strategic relationship building. IPO candidate.

1998 – 2001: Co-founder Switch and Data Faciliites Co., a carrier neutral co-location provider. Grew company to 34 sites and 150 employees. Raised over $180 million in equity. IPO candidate.

Beginning July 24, 2001: Serving as Chairman and Chief Executive Officer, Netsilica, Inc.

Contract diagnostic, valuation enhancement studies for companies of interest to banks, insurance companies, creditors, investors.

The Palmieri Company1: 11/73—4/88: Synopsis

Chief Financial Officer public (NYSE & OTC) and private companies:

1983—1987: Chief Financial Officer: Baldwin United Corporation

(Public NYSE)

$9.5 billion company, 220 subsidiaries and affiliates. Complex mix of a wide range of companies including real estate, insurance, banking. Reorganized as Debtor-in-Possession. Full responsibility for all public reporting—preparation and publishing of 10Q’s & K’s. Managed SEC relationship from beginning through reorganization.

Served as active Director on Boards of all major subs. Served as a Director and Chairman of the Audit Committee of Empire Savings & Loan, Denver Colorado from 1983 to 1987, a $2.0 billion state chartered, federally insured savings bank. Sold for $40 million cash.

October 1987—April 1988: Chief Financial Officer: Crazy Eddie Inc.

(Public OTC)

Takeover of a consumer electronics company. Found all Chief Financial Officer’s files missing or destroyed. Uncovered $65 million fraud. Worked closely with investigative team including FBI to help determine how fraud was perpetrated.

Implemented systems required to produce essential management information previously unavailable to the Board and management. Rebuilt finance shop, systems, controls, and procedures from scratch. Made directly responsible for warehouse operations, chain wide distribution, and chain wide security in addition to all CFO duties.

Arranged $30 million emergency credit line from Fidelity Bank, Philadelphia, after the fraud was uncovered.

June 1989—January 1990: Chief Financial Officer: Crazy Eddie Inc. (Public OTC)—

Debtor-In-Possession. (Palmieri related, but under contract as RPF, Inc.)

At request of management, creditors, and court asked to reassume position of CFO (Debtor-In-Possession). Analysis indicated orderly liquidation. Responsible for overseeing all financial management, banking and reporting during liquidating Chapter 11.

1973—1983: Various major real estate workout, development management and related assignments including:

Vice President Finance—Penn Central Properties: Development, and sale of a wide range of real estate including hotels, major NYC office buildings, industrial parks, raw land, strip centers etc. Responsible for the division’s business plans encompassing 10,000 properties, and 50,000 rental accounts.

Chief Financial Officer LSI Inc. (Levitt Homes): Workout and divestiture of Levitt Homes. Divested many losing operations and deals. Established meaningful business plans reporting systems and controls. Established a finance shop of appropriate size and function. Dismantled and replaced in-house computer department costing over $1.0 million per year with outside service bureau costing less than $200,000 per year.

Specific asset responsibility on troubled real estate of Teamsters Pension Fund and assets acquired from First National Bank of Chicago.

McKinsey and Company, Inc.: 4/70—11/73

Management consultant. High level public and private consulting in a wide range of companies and US government agencies. Identified key factors for success, developed plans for, managed required change.

U. S. Army: 1968—1970

Officer. Adjutant General Corp. Instructed senior military and civilian DOD personnel at US and overseas installations on the management applications of operations research and automatic data processing. Guest lectured at the US Army War College, Carlisle, PA., 1969, 1970.

Instructor, Purdue University—Indianapolis Campus, Data Processing Department. With Army permission taught evening undergraduate classes. Offered permanent position.

Standard Oil Company of New Jersey (Now Exxon): 1967—1968

Business analyst. Coordination and Planning Department. World headquarters, NYC.

PERSONAL

MBA Columbia University Graduate School of Business June 1967. (Dean’s List)

BS Industrial Engineering Lehigh University June 1965. (Cum Laude)

Married. One child.

Instrument rated commercial pilot, single & multi-engine fixed wing and helicopter.

Adjunct Instructor MBA program: Saint Joseph’s University

1The Palmieri Company

The Palmieri Company specialized in turnaround of troubled companies and assets, managing them to create or restore value. Financial services, real estate development and disposition, major hotel operation and then sale, consumer electronics, banking, insurance, R&D, are among the industries and clients served.

My specific responsibilities were primarily as a financial officer, often as a director. Assignments always included organization and staffing analysis: strengths, weaknesses, cost reduction/work simplification in addition to my standard CFO responsibilities: financial analysis, capital needs and structure, planning, control, management reporting, cash management and the treasury function—including investment strategy and management, banking relationships, debt structuring including obtaining and negotiating, tax matters, management information systems (MIS), coordination with the outside auditors and audit committee of the Board. In assignments where necessary, responsible for public reporting (10Q’s & K’s) and all SEC matters.

In addition, responsible for review and restructure of all property, casualty and other insurance programs to secure best coverages and value.

Extensive experience as CFO in Chapter 11 proceedings (Debtor-in-Possession). Worked closely with the counsel, committees and their counsel and the court. Familiar with regulations. Sensitive to the needs of the participants.

Exhibit C

Letter dated May 12, 1997 from Robert A. Marmon to Alex Mashinsky

RPF, Inc.

339 N. Latches Lane

Marion Station, PA 19066

610-664-8072

FAX: 610-667-6451

Robert A. Marmon

May 12, 1997

Mr. Alex Mashinsky

Arbinet Communications Inc.

226 East 54th Street

New York City, New York 10022

Re:	Agreement for Provision of Services—Discussion and Clarification

Alex:

I am writing this to you so there will be no misunderstanding of my intentions in entering into an agreement with you to provide services to Arbinet.

First, it is understood that I did not ask for the title of President. I Believe Dan Schwartz is smarter and better qualified than I to take on that title. I offer a limited alternative in that two of the skills that I believe would better serve Arbinet—extensive marketing savvy and a deeper technological/telephony background and understanding—I do not have.

Hence, if you persist in this, the appropriate title would be President and Chief Operating Officer. In that role I must rely extensively on you, David Liu and Sheila to supplement and support me when you expose me to the world.

Secondly, I want you to focus on the mutual ten-day termination provision I have insisted on in the contract. It is a material provision in my view. The purpose is to allow each of us to walk away for whatever reason whenever we wish without penalty. This provision is included so that if at any time one of us feels the other is taking unfair advantage, the discomfort can swiftly be brought to an end. It also is available to each of us if, in a revelatory moment, we find we really did not have a meeting of the minds on some part of our contractual arrangement—as in “Ohhhh, I didn’t realize you meant THAT!!”

In my case this would most likely occur after an IPO if I were asked to take on operating responsibilities in a public company for a compensation package I found acceptable. But it can also occur if I believe that the workload and time requirement exceeds what a fat, 53-year-old, grumpy man wants to tolerate. I value greatly my private time. If the job impinges in a way I find unacceptable you will know. It will be VERY expensive to get even a little of it.

However, it is also possible that we may strongly disagree on issues on which I have strong ethical or moral views—“screw those old customers!!” The SEC Enforcement Division and I also have very strong views on what officers of public companies say to customers, vendors and others. Exaggeration or bending the truth of “living in the year 2000” but talking like it is today, can have disastrous consequences with which I cannot be associated. So “if you don’t got it, don’t flaunt it”. You will also find that “Books of Original Entry” are engraved in stone. Enough said on that matter.

Lastly, all of this is contingent on your agreeing to form an Executive Committee as outlined in David Katz’s proposal and of which you Sheila and I spoke while in the Dialogic cafeteria. The members shall be you, me, Sheila, David Liu and, if you get him, David Katz. It will take a majority vote on key decisions—three out of four or three out of five if David Katz joins. If it is three out of five, at least ONE of the votes has to be an “outsider”, that is David or me.

Now, if all I have just said has not given you or your attorney pause—and you persist with this madness, then on the day it is official, I want our PR firm to prepare a modest “Tombstone” and acceptable press release about Arbinet’s newly elected President. There are two papers, for my professional reasons, in which it must appear—The Philadelphia Enquirer and The Washington Post. You can place it wherever else you or they think is helpful—if at all.

If you haven’t lost your lunch at this point, please initial the enclosed copy indicating you have received, read, understood, and agreed in principle to those things above that reasonably require your agreement. Although this letter is not meant to be legally binding on you, it is important to me and you may expect me to behave and act accordingly.

Sincerely,

/s/ Bob

Robert A. Marmon

Cc:	Michael Mayerfield, Esq.

Received, read, understood, and agreed to as required:

/s/ Alex Mashinsky
Initials: Alex Mashinsky